Exhibit 99.1

Oatly Group AB

Offer to Exchange Outstanding Options for Restricted Share Units (“RSUs”) (the “Offer Letter”)

June 18, 2024

The Offer and Withdrawal Rights expire at 9:00 a.m., Central European Time, on June 28, 2024 unless we extend the Offer.

Pursuant to the resolutions of the Remuneration Committee, the Board of Directors (the “Board”) and the Shareholders of Oatly Group AB (the “Company,” “we” or “us” and, collectively with our subsidiaries, the “Company Group”), the Company is offering certain senior key employees the opportunity to exchange outstanding unexercised options (the “Options”) to purchase Ordinary Shares of the Company, par value $0.00018 (the “Shares”), or a number of American depositary instruments being either American Depository Shares or American Depositary Receipts of the Company representing one Share, granted under the 2021 Incentive Award Plan, as amended (the “Plan”), for a smaller number of Restricted Share Units of the Company (the “New RSUs”) to be granted under the Plan, in accordance with the details described herein. We are making the offer upon the terms and conditions described in this Offer Letter, and the related Election Form (which together, as they may be amended from time to time, constitute the “Offer”). The Offer will expire at 9:00 a.m., Central European Time, on June 28, 2024 (the “Offer Expiration Date”), unless we extend the Offer.

Generally, you are eligible to participate if you hold unexercised Options granted to you between May 2021 and July 2023 with exercise prices ranging from $1.56 to $17.00.

Please note that even if you are eligible to participate, you are not required to accept the Offer and you are hereby advised to carefully consider and analyze the terms of the Offer and its implications prior to making a decision. We are not accepting partial exchanges of Option grants. For each eligible Option grant you hold, you may choose either to exchange it in its entirety or not at all. You may choose to exchange some, but not all, eligible Option grants but other eligible Option grants. However, you may not choose to exchange less than all of a particular outstanding Option grant. For example, if you have received two eligible Option grants, you may choose to exchange (i) neither Option grant, (ii) both Option grants (each applicable grant for New RSUs), or (iii) one Option grant (for New RSUs). Any eligible Option grant that you choose not to exchange will remain outstanding, and you will continue to hold such an Option grant in accordance with its terms.

The Offer is currently scheduled to expire at the Offer Expiration Date, and subject to the terms and conditions of this Offer, we expect to grant the New RSUs effective as of the Offer Expiration Date, or as soon as possible thereafter (the “New Grant Date”). If you elect to participate in the Offer, you will receive a confirmation of the grant of the New RSUs after the New Grant Date.

If you choose to participate in the Offer, the eligible Options will be exchanged for New RSUs as follows:

(1)

Amount: The number of New RSUs will be determined such that the fair market value of the Shares underlying the New RSUs equals the approximate fair value of the exchanged Options. Fractional numbers will be rounded down to the nearest whole number. For these purposes, fair market value will be determined on a grant-by-grant basis and the number of Shares underlying New RSUs to be granted will equal the approximate Black-Scholes-Merton value (“B&S”) of the exchanged Options based on the weighted average B&S value of the exchanged Options for a period of any twenty consecutive trading days during the thirty trading days ending on the trading day immediately prior to June 18, 2024 (applying the original exercise price of the exchanged Option) divided by the weighted average Share price for a period of any twenty consecutive trading days during the thirty trading days ending on the trading day immediately prior to June 18, 2024; multiplied by the original number of Shares underlying the exchanged Option.

(2)

Vesting schedule: The New RSUs will vest and become exercisable in equal instalments on each of the first two annual vesting dates falling after the New Grant Date. The first annual vesting date shall not fall earlier than six months following the New Grant Date, and the second annual vesting date shall fall no earlier than the first anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Company Group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Company due to the group’s termination without cause or due to death, disability or qualifying retirement (as such terms are defined in the Plan), any unvested New RSUs may become immediately vested and exercisable.

The rules governing the tax treatment of stock options are complex. The tax summary provided below does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances. For example, this summary does not address applicable state or local taxes which you may be subject. In addition, the tax consequences for holders of Options who are subject to the tax laws of more than one country may differ from the tax consequences summarized herein.

We strongly recommend that you consult your personal legal counsel, accountant, financial, and/or tax advisor(s) with respect to the federal, state, local and foreign tax consequences of participating in the Exchange Offer, as the tax consequences to you are dependent on your individual tax situation.

Tax Considerations – China, France, Germany, Spain and Sweden

If you are a taxpayer in China, France, Germany, Spain or Sweden, you will not generally recognize taxable income in connection with the exchange of your Options for New RSUs on the New Grant Date. No taxable event should occur until the New RSUs vest and you are awarded the underlying Shares, at which time the New RSUs should generally be taxed as employment income.

Tax Considerations – Netherlands

If you are a Dutch taxpayer, you will generally recognize taxable income in connection with the exchange of your Options for New RSUs on the New Grant Date, as this will be deemed as a disposal. The value of the Options at the date of the exchange/disposal will be taxed as employment income subject to wage taxes, employer and employee social security contributions. New RSUs should generally be taxed as employment income upon vesting of the New RSUs and receipt of the underlying Shares.

Tax Considerations – United States

The following is a summary of the material U.S. federal income tax consequences of the exchange of Options for New RSUs pursuant to the Offer. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations as of the date of this Offer, all of which are subject to change, possibly on a retroactive basis.

While the Offer is intended to comply with or be exempt from Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder and any similar State laws (collectively, “Section 409A”), the Internal Revenue Service and/or state taxing authorities may take a different view which could result in adverse tax consequences to you. Please consult with your own personal tax advisor as the Company shall in no event be liable for any penalties, interest or additional taxes for failure to report for noncompliance with Section 409A.

Tax Effects of Accepting the Offer

Neither your acceptance of the Offer nor the exchange of your Options for New RSUs should be a taxable event for U.S. federal income tax purposes. You should not recognize any income, gain or loss as a result of such exchange and cancellation of your Options for New RSUs for U.S. federal income tax purposes.

Taxation of Restricted Stock Units

If you are a U.S. taxpayer, you generally should not have taxable income at the time you are granted New RSUs. Rather, you generally should recognize ordinary income as the New RSUs vest and we deliver the underlying Shares to you, at which time there will be an obligation to withhold applicable federal and state income taxes as well as social security taxes in accordance with the 2021 Incentive Award Plan and, to the extent applicable, your award agreement. The amount of ordinary income you recognize generally should equal the fair market value of the Shares on the date on which they vested and were issued to you. Any gain or loss you recognize upon the sale, exchange or other taxable disposition of Shares that you acquire following the vesting of New RSUs generally will be treated as capital gain or loss and will be long-term or short-term depending upon how long you hold the Shares. Shares held more than 12 months are subject to long-term capital gain or loss, while Shares held 12 months or less are subject to short-term capital gain or loss.

Although our Remuneration Committee, Board and Shareholders have approved the Offer, neither we nor our Remuneration Committee, Board or Shareholders make any recommendation as to whether you should exchange or not exchange your eligible Options. You must make your own decision whether or not to exchange your eligible Options.

Neither the Securities and Exchange Commission, the Swedish Financial Supervisory Authority nor any state, Swedish or other securities commission or other applicable body has approved or disapproved this Offer nor passed upon the accuracy or adequacy of the information contained in this Offer. Any representation to the contrary is a criminal offense.

IMPORTANT

If you wish to exchange your Options, you must complete and sign the Election Form in accordance with its instructions, and submit it and any other required documents by using the link provided to you. If you have any questions, you may contact us at the email address listed below.

We are not making the Offer to, and we will not accept any exchange of Options from or on behalf of, Option holders in any jurisdiction other than Sweden, the Netherlands, Great Britain, France, Spain, Denmark, China and the United States. However, we may, at our discretion, take any actions necessary to enable us to make the Offer to Option holders in any of these jurisdictions.

We have not authorized any person to make any recommendation on our behalf as to whether you should exchange or not exchange your eligible Options through the Offer and/or to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer, and in the Election Form. You should rely only on the information in this document or to which we have referred you. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

THE OFFER TO EXCHANGE

The following are answers to some of the questions that you may have about the Offer. For your convenience, we have divided the questions and answers into three sections: (A) description of the Offer and eligibility, (B) terms and conditions of the Offer and consequences of not participating in the Offer and (C) procedures for exchanging the Options. We urge you to read carefully each of the sections of this Offer, and the accompanying Election Form.

A. DESCRIPTION OF THE OFFER AND ELIGIBILITY

General

1.	Which securities are we offering to exchange?

We are offering to exchange outstanding and unexercised Options to purchase Shares granted under the Plan between May 2021 and July 2023, which are “underwater” or “out-of-the-money” due to having exercise prices ranging from $1.56 to $17.00. A statement of Options you hold that are eligible for exchange is included in the Election Form provided to you with this Offer Letter.

2.	Does our Board recommend that I accept the Offer?

Although our Board has approved the Offer, it makes no recommendation as to whether you should exchange or not exchange your Options. You must make your own decision whether or not to exchange Options. For questions regarding tax implications or other investment-related questions, you should talk to your own accountant and/or tax or financial advisor.

Eligibility

3.	Who is eligible to participate in the Offer?

Generally, any holder of unexercised Options granted between May 2021 and July 2023, with exercise prices ranging from $1.56 to $17.00, are eligible to participate.

4.	Are there any eligibility requirements that I must satisfy after the Offer Expiration Date in order to receive the New RSUs?

There are no eligibility requirements that you must satisfy after the Offer Expiration Date to receive the New RSUs. However, you are reminded that, unless expressly provided otherwise in an employment agreement, your employment with a member of the Company Group can be terminated by you or by the Company Group at any time with or without cause. The Offer does not create any obligation on the part of the member of the Company Group to continue your employment for any period. Your employment may be terminated by us at any time, including prior to the New Grant Date or vesting of the New RSUs, for any reason, with or without cause.

B. TERMS AND CONDITIONS OF THE OFFER AND CONSEQUENCES OF NOT PARTICIPATING IN THE OFFER

Terms of the Offer

5.	What will I receive if I accept the Offer?

The Remuneration Committee of the Board will grant you New RSUs pursuant to the Plan, in accordance with your election, on the New Grant Date. A copy of the Plan is available at the following link: https://www.sec.gov/Archives/edgar/data/1843586/000119312521156926/d123209dex101.htm.

6.	How many Shares will underlie the New RSUs I receive?

The number of New RSUs will be determined such that the fair market value of the Shares underlying the New RSUs equals the approximate fair value of the exchanged Option. Fractional numbers will be rounded down to the nearest whole number. For these purposes, fair market value will be determined on a grant-by-grant basis and the number of Shares underlying New RSUs to be granted will equal the approximate B&S value of the exchanged Options based on the weighted average B&S value of the exchanged Options for a period of any twenty consecutive trading days during the thirty trading days ending on the trading day immediately prior to June 18, 2024 (applying the original exercise price of the exchanged Option) divided by the weighted average Share price for a period of any twenty consecutive trading days during the thirty trading days ending on the trading day immediately prior to June 18, 2024; multiplied by the original number of Shares underlying the exchanged Option.

7.	When will the New RSUs be granted?

If the Offer terminates on the Offer Expiration Date, the New RSUs will be granted on or as soon as possible after such date, which we refer to as the New Grant Date. If we were to extend the Offer Expiration Date, the New Grant Date would be extended accordingly.

8.	When will the New RSUs vest?

The New RSUs will vest and become exercisable in equal instalments on each of the first two annual vesting dates falling after the New Grant Date. The first annual vesting date shall not fall earlier than six months following the New Grant Date, and the second annual vesting date shall fall no earlier than the first anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Company Group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Company due to the group’s termination without cause or due to death, disability or qualifying retirement (as such terms are defined in the Plan), any unvested New RSUs may become immediately vested and exercisable.

9.	May I exchange a portion of my outstanding Options?

We are not accepting partial exchanges of Option grants. For each eligible Option grant you hold, you may choose either to exchange it in its entirety or not at all. You may choose to exchange one eligible Option grant but retain another eligible Option grant. However, you may not choose to exchange less than all of a particular outstanding Option grant. For example, if you have received two eligible Option grants, you may choose to exchange (i) neither Option grant, (ii) both Option grants (each applicable grant for New RSUs), or (iii) one Option grant (for New RSUs). Any eligible Option grant that you choose not to exchange will remain outstanding, and you will continue to hold such an Option grant in accordance with its terms.

Consequences of Not Participating in the Offer

10.	What happens to Options that I choose not to exchange or that are not accepted for exchange?

Generally, nothing. Options that you choose not to exchange retain their current terms and remain outstanding until you exercise them or they expire by their terms. However, holders of Incentive Stock Options (as defined below) who choose not to exchange may be subject to adverse tax consequences. See the discussion under “Material U.S. Federal Income Tax Consequences—Tax Effects of Rejecting the Offer”.

Tax Consequences of Participating in the Offer

Please note that this summary does not address any tax implications for jurisdictions not mentioned below. If you are a taxpayer in a jurisdiction other than those mentioned below, you are strongly urged to obtain personal tax advice prior to participating in this Offer.

This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time the Options are exchanged or you sell Shares received upon vesting of the New RSUs.

If you are a citizen or resident of more than one country, or are considered a resident of more than one country for local law purposes, the information contained in this summary may not be applicable to you. If you received your original Options when you resided in one country but now reside in a different country, you may have a tax obligation in the country of the original grant in connection with the New RSUs received under this Offer.

We recommend that you consult your personal legal counsel, accountant, financial, and/or tax advisor(s) with respect to the federal, state, local and foreign tax consequences of participating in the Offer, as the tax consequences to you are dependent on your individual tax situation.

11.	Will I have to pay taxes if I exchange my eligible Options in the Offer? When will I pay tax on my New RSUs?

China, France, Germany, Spain and Sweden

If you are a taxpayer in China, France, Germany, Spain or Sweden, you will not generally recognize taxable income in connection with the exchange of your Options for New RSUs on the New Grant Date. No taxable event should occur until the New RSUs vest and you are awarded the underlying Shares, at which time the New RSUs should generally be taxed as employment income. Capital gains tax will generally be due when you sell the Shares underlying New RSUs.

Netherlands

If you are a Dutch taxpayer, you will generally recognize taxable income in connection with the exchange of your Options for New RSUs on the New Grant Date, as this will be deemed as a disposal. The value of the Options at the date of the exchange/disposal will be taxed as employment income subject to wage taxes, employer and employee social security contributions. New RSUs should generally be taxed as employment income upon vesting of the New RSUs and receipt of the underlying Shares.

United States

While the exchange of your Options and the grant of the New RSUs are intended to comply with or be exempt from Section 409A, the Internal Revenue Service and/or state taxing authorities may take a different view which could result in adverse tax consequences to you. Please consult with your own personal tax advisor as the Company shall in no event be liable for any penalties, interest or additional taxes for failure to report for noncompliance with Section 409A.

12.	Will my New RSUs be subject to a new holding period?

No, there is no holding period on New RSUs received from participation in the Offer.

13.	Are there other conditions to the Offer?

Participation in the Offer is completely voluntary. However, we will not be required to accept any eligible Options for exchange, and we may terminate or amend the Offer, or postpone our acceptance and exchange of any Options, if at any time prior to the Offer Expiration Date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of Options tendered for exchange. These events include, but are not limited to, any of the following:

•

any governmental, regulatory or administrative agency or authority has threatened or instituted or has pending any action or proceeding that directly or indirectly challenges the making of the Offer, the exchange of Options or otherwise relates in any manner to the Offer, or that, in our reasonable judgment, could materially and adversely affect our business, condition, income, operations or prospects or materially impair the contemplated benefits of the Offer to us;

•

any court or any authority, agency or tribunal has threatened any action, has pending or taken or withheld approval, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance for exchange of, some or all of the Options illegal;

•	restrict or prohibit consummation of the Offer;

•	delay or restrict our ability, or render us unable, to accept for exchange, some or all of the Options;

•	materially and adversely affect our business, condition, income, operations or prospects; or

•	materially impair the contemplated benefits of the Offer to us;

•

a tender or exchange offer for some or all of our Shares, or a merger or acquisition proposal for the Company, has been proposed, announced or made by another person or entity or has been publicly disclosed; or

•

any change or changes shall have occurred in our business, condition, assets, income, operations, prospects or share ownership or fair market value of our Shares that, in our reasonable judgment, is or may be material to us or may materially impair the contemplated benefits of the Offer to us.

We may assert the conditions to the Offer in our discretion regardless of the circumstances giving rise to them before the Offer Expiration Date. We may waive them, in whole or in part, at any time and from time to time prior to the Offer Expiration Date, in our discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.

Expiration and Amendment of the Offer

14.	When does the Offer expire? Can the Offer be extended, and if so, how will I be notified if it is extended?

The Offer expires at 9:00 a.m., Central European Time, on June 28, 2024 (which we call the Offer Expiration Date) unless we extend it. We may, in our discretion, for any reason, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will advise you in writing of the extension no later than 9:00 a.m., Central European Time, on the next business day following the previously scheduled Offer Expiration Date by giving verbal or written notice of such extension to the Option holders.

15.	Can the Offer be amended, and if so, will I be notified if it is amended?

We expressly reserve the right, in our reasonable judgment, prior to the Offer Expiration Date, to terminate or amend the Offer by giving verbal or written notice of such termination or amendment to you.

C. PROCEDURES FOR EXCHANGING THE OPTIONS

16.	How do I elect to exchange my Options?

If you decide to exchange your Options, you must complete the Election Form and submit it by using the link provided to you, and ensure that we receive it no later than the Offer Expiration Date (or such later date and time as we may extend the Offer Expiration Date).

The method of delivery of all documents, including the Election Form and any other required documents, is at your election and risk. In all cases, you should allow sufficient time to ensure timely delivery.

This is a one-time Offer, and we will strictly enforce the Offer period. We reserve the right to reject any or all exchanges of Options that we determine are not in appropriate form or that we determine are unlawful to accept.

17.	Can I withdraw my previously exchanged Options?

You may withdraw your exchanged Options (that is, you may revoke your previous election to exchange your eligible Options) at any time before the Offer Expiration Date. If we extend the Offer beyond that time, you may withdraw your exchanged Options at any time until the extended Offer Expiration Date. For your withdrawal to be effective, you must deliver a signed and dated Notice to Withdraw from the Offer form by hand delivery, courier, mail, email to Human Resources – Incentive Plan Management at Oatly Group AB, Ångfärjekajen 8, 211 19 Malmö, Sweden, incentiveplan@oatly.com.

Once you have withdrawn Options for exchange, you may re-exchange Options only by again submitting another Election Form prior to the Offer Expiration Date.

18.	Can I change my election regarding particular Options offered for exchange?

Yes. You may change your election regarding particular Options offered for exchange at any time before the Offer expires at 9:00 a.m., Central European Time, on the Offer Expiration Date. If we extend the Offer beyond that time, you may change your election regarding particular tendered Options at any time until the extended Offer Expiration Date. In order to change your election, you must deliver by hand delivery, courier, mail or email to Human Resources – Incentive Plan Management at Oatly Group AB, Ångfärjekajen 8, 211 19 Malmö, Sweden, incentiveplan@oatly.com, a new Election Form, which includes the information regarding your new election, and is clearly dated after your original Election Form.

19.	Can I have an example of how the Offer might work?

Assumptions (illustrative example only):

Your original grant date: May 20, 2022

Original Option granted to you: Option to purchase 100,000 Shares (none of which have been exercised)

Your original Exercise Price: $3.56 per Share

Current Fair Market Value of Original Option (based on estimated B&S valuation): $0.328

Current Share Fair Market Value: $1.0653

Calculation for New RSU grant alternative:

RSU Conversion Ratio:

Modified B&S/Current FMV = $0.328 / $1.0653 = 0.30789

Number of New RSUs to be granted:

Original Number of Shares underlying Options X RSU Conversion Ratio = 100,000 * 0.30789 = 30,789

Vesting of New RSUs (subject to your continuous eligible service):

The New RSUs will vest and become exercisable in equal instalments on each of the first two annual vesting dates falling after the New Grant Date. The first annual vesting date shall not fall earlier than six months following the New Grant Date, and the second annual vesting date shall fall no earlier than the first anniversary of the first annual vesting date. Vesting is conditional upon the participant remaining employed or engaged by the Company Group at the applicable vesting date. If the participant has ceased to be employed or engaged by the Company due to the group’s termination without cause or due to death, disability or qualifying retirement (as such terms are defined in the Plan), any unvested New RSUs may become immediately vested and exercisable.

20.	Who can I talk to if I have questions about the Offer?

For additional information or assistance, you should contact: Human Resources – Incentive Plan Management at Oatly Group AB, Ångfärjekajen 8, 211 19 Malmö, Sweden, incentiveplan@oatly.com.